FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2009, Northbridge’s net premiums written were Cdn$1,054.4 million. At year-end, the company had shareholders’ equity of Cdn$1,410.9 million and there were 1,622 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2009, C&F’s net premiums written were US$716.4 million. At year-end, the company had statutory surplus of US$1,628.2 million (shareholders’ equity of US$1,517.7 million on a US GAAP basis) and there were 1,345 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2009, First Capital’s net premiums written were SGD 131.6 million (approximately SGD 1.4 = US$1). At year-end, the company had shareholders’ equity of SGD 262.7 million and there were 93 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2009, Falcon’s net premiums written were HK$288.9 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$452.8 million and there were 89 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2009, OdysseyRe’s net premiums written were US$1,893.8 million. At year-end, the company had statutory surplus of US$3,512.8 million (shareholders’ equity of US$3,555.2 million on a US GAAP basis) and there were 721 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicates 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2009, Advent’s net premiums written were US$277.0 million. At year-end, the company had shareholders’ equity of US$165.6 million and there were 52 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. In 2009, Polish Re’s net premiums written were PLN 244.4 million (approximately PLN 2.9 = US$1). At year-end, the company had shareholders’ equity of PLN 233.7 million and there were 41 employees.

Group Re primarily constitutes the participation by CRC (Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2009, Group Re’s net premiums written were US$263.7 million. At year-end, the Group Re companies had combined shareholders’ equity of US$332.7 million.

Runoff

The runoff business comprises the U.S. runoff group and the European runoff group. The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged U.S. company had shareholders’ equity of US$1,110.5 million (statutory surplus of US$750.4 million). The European runoff group consists of RiverStone Insurance UK and nSpire Re. At year-end, this group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$1,255.9 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 139 employees in the U.S., located primarily in Manchester, New Hampshire, and 58 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned. Northbridge Financial became wholly owned in February 2009, Advent in September 2009 and OdysseyRe in October 2009.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 26% interest in ICICI Lombard (an Indian property and casualty insurance company), a 40.5% interest in Falcon Thailand, a 22.7% interest in PTU S.A. (a Polish property and casualty insurance company), a 20.0% interest in Singapore Re, an approximate 20% interest in Arab Orient Insurance (a Jordanian company), an approximate 20% interest in Alliance Insurance (a Dubai, U. A. E. company), and investments in International Coal Group (27.7%), The Brick (12.8%), Cunningham Lindsey (43.6%) and Ridley (71.0%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

We ended the first decade of the 21st century with one of our best years ever. Our book value per share increased by 35% to $369.801 per share (including the $8.00 per share dividend paid in 2009). Common shareholders’ equity increased from $4.9 billion at December 31, 2008 to $7.4 billion at December 31, 2009 – an increase of $2.5 billion (of which $1.0 billion was new capital raised for the privatization of OdysseyRe). In the financial crisis years of 2008/2009, common shareholders’ equity increased from $4.1 billion to $7.4 billion – an increase of $3.3 billion – resulting in an increase in book value per common share of 61%, not including dividends – far more than any company in our industry! This increase in shareholders’ equity, together with the decrease in net premiums written due to the soft markets, has resulted in a build up of very significant excess capital in our insurance and reinsurance subsidiaries.

In 1985, we began with $30 million in assets and $7.6 million in common equity. We ended 2009, 24 years later, with $28 billion in assets and $7.4 billion in common equity – almost 1,000 times higher than when we began. More importantly, since inception, book value per share has compounded by 26% per year, while our common stock price has followed at 22% per year.

Over the past decade, which included six of our biblical seven lean years (1999-2005), book value per share increased by 2.4 times or 9% per year (excluding dividends) – shy of our objective of 15% but significantly better than the S&P500 (a negative 1.0% per year) and among the top performers in our industry, which was impacted by huge catastrophes (September 11, 2001, significant U.S. hurricane activity in 2004, 2005 and 2008) and the financial crisis in 2008.

Our performance in the past three years allowed us to privatize Northbridge and, recently, OdysseyRe. Our three largest companies are now once again 100% owned – for the first time since we took OdysseyRe public in 2001. We took OdysseyRe public at $18.00 per share and privatized it at $65.00 per share – a 17.3% return (including dividends) for OdysseyRe’s public shareholders over approximately eight years, versus a negative return of 0.7% for the S&P500 during the same period. Our offer of $65.00 per share was unanimously recommended by the Independent Committee of the Board of OdysseyRe, which had retained Sandler O’Neill as its financial advisor. OdysseyRe continues to be excellently run by Andy Barnard as CEO and Brian Young as COO. Also during the year, we privatized Advent at £2.20 per share. You will remember that we have known Brian Caudle and Advent since 2000. Our offer was unanimously recommended by the Advent Board of Directors. Brian Caudle continues as Chairman and we welcome Keith Thompson (CEO), Trevor Ambridge (Managing Director) and all the Advent employees to the Fairfax family.

We maintained a very strong financial position in spite of these privatizations as we financed the OdysseyRe purchase with 100% equity by issuing 2.9 million shares at $347.00 per share for $1 billion, the largest equity issue in our history. Also during the year, we did our first Canadian bond issue (Cdn$400 million at 7.5% with a 10-year maturity) and – also in Canada – our first public perpetual redeemable preferred issue (Cdn$250 million at 5.75% for the first 5 years). We ended the year with $1.2 billion in cash and marketable securities at the holding company.

P&C companies can be cash flow machines when disciplined underwriting is combined with excellent long term investing. The normalized annual free cash flow generation capability of our three largest companies is now in the area of $500 million to $1 billion and over time will be a very significant positive for Fairfax.

The results of our major subsidiaries in 2009 are shown below:

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity

Northbridge	105.9%	91.8	7.0%
Crum & Forster	104.1%	212.7	17.7%
OdysseyRe	96.7%	486.9	15.1%
Fairfax Asia	82.6%	38.3	13.3%

On a consolidated basis, Fairfax had a combined ratio of 99.8% in 2009, in spite of soft markets across the world. More on the individual company combined ratios later. Fairfax Asia continues to become more significant for us.

1Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated.

The table below shows our major subsidiaries’ growth in book value over the past eight years (adjusted by including distributions to shareholders). All four of these companies have compounded book values at very attractive rates (recognize that book value includes meaningful unrealized gains).

	2001 – 2009
	Annual Compound
	Growth Rate

Northbridge	18.6%
Crum & Forster	19.0%
OdysseyRe	22.7%
Fairfax Asia	24.8%	*

*	2002 – 2009 as Fairfax Asia began in 2002 with the purchase of First Capital.

Our investment team had another excellent year in 2009. After earning a total return of 16.4% in 2008 on our investment portfolios, we had a total return of 12.2% in 2009. The total return (including unrealized gains and losses) on our investment portfolios includes our credit default swap positions and our equity hedges in both years. Our common stock and bond portfolios did very well in 2009. Total interest and dividend income and net investment gains in 2009 (including at the holding company) were $1.6 billion after recording $340 million in other than temporary impairments and $308 million of mark-to-market losses. Interest and dividend income increased in 2009 to $713 million from $626 million in 2008 but net investment gains decreased to $945 million from an extraordinary $2.6 billion in 2008. Our results in 2008/2009 are quite exceptional – no other company in the industry has even come close to matching them – and it is highly unlikely we will ever repeat them in the future! A standing ovation again to our small investment team.

The table below shows the increase in pre-tax interest and dividend income since we began in 1985 – in total and on a per share basis.

	Interest and
	dividend
	income	Per share

1985	3.4	$0.70
1990	17.7	2.35
2000	534.0	40.54
2009	712.7	38.94

In 2009, for the first time ever, a significant portion of our pre-tax investment income (approximately $241 million) was derived from U.S. “Muni” bonds, the majority of which are taxed at very low rates (approximately 5%). On an apples to apples basis, converting this low tax rate income to fully taxed pre-tax equivalent income results in investment income from “Munis” being approximately $350 million. Total investment income in 2009, on a pre-tax equivalent basis, increases from $713 million to approximately $822 million or approximately $40 per currently outstanding share.

Realized and unrealized gains have fluctuated over time, but have been a major source of earnings and capital for Fairfax over the years, as shown in the table below.

	Realized and
	unrealized
	gains (losses)	Per share

1985	0.5	$0.10
1990	(26.5)	(3.52)
2000	843.2	64.01
2009	2,021.2	110.44

In fact, realized and unrealized gains have contributed $10.2 billion pre-tax to capital since we began in 1985. These gains, while unpredictable, are a major source of strength to Fairfax, as they add to our capital base and the increased

FAIRFAX FINANCIAL HOLDINGS LIMITED

capital can be used to internally finance our expansion. As we have explained many times before, the unpredictable timing of these gains makes our quarterly (or even annual) earnings and book value quite volatile, as we saw in 2009.

	Earnings (loss) per share	Book value/share

First quarter	$(3.55)	$255	($278 as of December 31, 2008)
Second quarter	15.56	316
Third quarter	30.88	372
Fourth quarter	1.65	370

No quarterly (or yearly) guidance from us!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

Last year gave us an outstanding opportunity to add to our investment holdings of excellent companies with fine long term track records. All things being equal, we expect to hold these common stocks for the very long term.

	As of December 31, 2009
	Shares owned	Cost per	Amount	Market
	(millions)	share	invested	value

Wells Fargo	20.0	$19.36	388	540
Johnson & Johnson	7.6	61.00	463	488
US Bancorp	15.9	16.27	258	356
Kraft Foods	10.7	26.55	285	291

Wells Fargo, as you know, is a wonderful bank in the U.S. with an outstanding long term track record. In the financial crisis of 2008/2009, it seized the opportunity to double its size (without much overlap) through the purchase of Wachovia Corporation, while increasing its shares outstanding by only about a quarter. Today it has more than 70 million customers in the U.S. with a net interest margin of 4.3%, the highest among the major U.S. banks. With 80+ separate businesses, cross selling at least six products per customer and a funding base of $800 billion in deposits at a cost of 40 basis points – all embedded in a risk averse culture under John Stumpf’s leadership – Wells Fargo is well positioned for strong growth over the next decade and we expect to be a major beneficiary.

US Bancorp is, similar to Wells Fargo, an outstanding bank with a great track record. Like Wells Fargo, it has benefited from the financial crisis by making many tuck-in acquisitions (FDIC assisted). It also has a very profitable payments processing division with worldwide expansion prospects. Under Richard Davis’ leadership and with its risk averse culture, we expect to be a major beneficiary in the next decade. We continue to like Johnson & Johnson and we believe that Kraft Foods will, over time, benefit greatly from its purchase of Cadbury’s (one example – Cadbury’s has a distribution network of over 1 million stores in India!). All these are very high quality companies selling at modest multiples compared to their past and relative to the S&P500!

We expect to hold these investments for a long period and if we are right, unrealized gains will become a significant portion of our equity base (at year-end 2009 it was already significant at $747 million after tax). A side benefit will be a smaller tax bill (until we sell), since gains generally compound tax free while we hold the investments.

In 2009, Fairfax continued to grow internationally. We began a new insurance venture in the vibrant Brazilian market with a team led by a highly respected and successful Brazilian insurance executive, Jacques Bergman. Jacques has one of the best track records in the Brazilian commercial insurance market. We look forward to working with Jacques, as President of Fairfax Brasil, and with the many accomplished professionals on his management team, and we welcome them to the Fairfax family. A big thank you to Jan Christiansen and Brad Martin who spearheaded this project.

Also, after years of looking, we were pleased to partner with Alltrust Insurance Company of China, one of the leading private insurers in China, by acquiring a 15% interest. Alltrust has shown excellent growth over the last five years and we look forward to working with Alltrust’s Chairman, Henry Du, and his accomplished management team to further develop their business, much like we have done with our joint venture in India, ICICI Lombard General Insurance. Alltrust has been profitable since its inception and has over RMB 1 billion in capital (US$150 million). The company has a national network across China with 25 provincial branches and 150 sub-branches and approximately 4,000 employees. A big thank you to Jim Dowd, Sam Chan and Leo Liu, who have worked on this project for the past five years.

Today, through OdysseyRe and our primary insurance operations, Fairfax operates in over 100 countries worldwide. In fact, about 25% of our net premiums written come from outside North America – and this does not include premiums from our equity interests in insurance operations in India, China and the Middle East.

Our performance in 2009 continued to raise our ratings. A.M. Best affirmed our financial strength ratings at the A level and S&P raised Fairfax’s debt rating to investment grade and Crum & Forster’s financial strength rating to A–. We are focused on raising our debt ratings to the A level over time and maintaining them there. This was why we financed the privatization of OdysseyRe by issuing $1 billion in common equity, and we expect to continue to maintain a minimum of A level financial strength.

As stock markets increased significantly from March 9, 2009 levels, our internal worst case testing resulted in our hedging 25% of our equity exposure through the short sale of S&P500 indices in the third quarter (increased to 30%, principally due to a reduction in our common stock positions in the fourth quarter). At year-end 2009, our insurance and reinsurance companies are sufficiently capitalized to withstand a significant drop in the stock market plus a major U.S. catastrophe without requiring additional capital from the holding company (which has $1.2 billion for these purposes). We continue to be focused on withstanding the worst. No access to the Fed or Bank of Canada window for us!

On September 23, 2010, we will be celebrating Fairfax’s 25th anniversary. With lots of good fortune, hard work and an outstanding team culture, at the end of 2009 our book value per share had increased 243 times and our stock price had followed suit, increasing 126 times – with one year yet to go! Talking about the long term, my favourite company from the past is the British East India Company which began in 1600 and lasted the better part of 250 years! The Queen was one of its major shareholders and imagine my shock when I read that its objective was to make 20% on invested capital. The more things change. . . .
A Governor of The Honourable Company (as it was known) was once asked what the reasons for its success were. “Two words”, he said, “Frenetic Inactivity”. 250 years is perhaps too long even for you, our long term shareholders!!

Speaking of the long term and why there is no place for complacency in business, AIG’s history is quite instructive. It took AIG 89 years to accumulate almost $100 billion in shareholders’ capital and one year (2008) to lose it all. Frightening! Recently, with my family, I visited the high school I graduated from some 45 years ago in Hyderabad, India. Through all the nostalgia, I was shocked to see the school’s motto clearly on the main wall. “Be Vigilant”, it said. And I thought I got it from reading Security Analysis by Ben Graham!!

The Insurance Cycle

The unexpected happened. In spite of the major investment problems suffered by the leading lights in the insurance industry, no credit event occurred as the U.S. government bailed them out. As the investment markets all recovered in 2009, the P&C insurance pricing environment, particularly in the U.S., continued to be soft. If this happened, as I said in last year’s annual report, count on us shrinking our business further – and we did! We are not focused on the top line (market share) but on underwriting profitability and the bottom line.

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31,			% Change in
	2009	2008	2007	2009

Northbridge	105.9%	103.5%	96.5%	(15.5)%
Crum & Forster	104.1%	117.6%	93.5%	(18.4)%
Fairfax Asia	82.6%	91.8%	70.4%	47.9%
OdysseyRe	96.7%	101.3%	95.5%	(6.7)%
Other reinsurance	98.1%	116.6%	95.8%	174.1%

Consolidated	99.8%	106.2%	94.9%	(1.1)%

With no major hurricanes in 2009 but a continued soft market, Fairfax had a consolidated combined ratio just below 100% – with conservative reserving. We benefited from there being no major catastrophes in 2009 – catastrophes

FAIRFAX FINANCIAL HOLDINGS LIMITED

cost us 3.8 combined ratio points versus 10.3 combined ratio points in 2008 (of which 2.6 points in 2009 and 5.4 points in 2008 related to OdysseyRe). As discussed in the MD&A, the weak economy, soft insurance pricing and higher expense ratios due to declining insurance volumes all impacted our combined ratios in 2009 – particularly in our primary operations in Canada and the U.S. We have said many times in the past that in soft insurance markets, we will let the business go and accept higher expense ratios but we will not underwrite at a loss. Our companies are doing exactly that. It is very easy to fool yourself by writing loss making business and not reserving properly. Our Presidents and officers are very focused on not doing that. Northbridge’s combined ratio was impacted adversely by 1.9% from an increased expense ratio simply due to a decrease in net premiums earned and by several large incurred losses in its small-to-medium accounts and trucking accounts. Similar to Northbridge, Crum & Forster’s combined ratio was impacted adversely by 3% from an increased expense ratio due to a decrease in net premiums earned. All of our insurance and reinsurance companies continued to build significant excess capital in 2009. They are very well capitalized, as shown below for our major subsidiaries.

				Net
				Premiums
				Written/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus

Northbridge	928.7	1,411.3		0.7
Crum & Forster	716.4	1,628.2		0.4
OdysseyRe	1,893.8	3,512.8		0.5
Fairfax Asia	127.9	327.8	(1)	0.4

(1)	Canadian GAAP shareholders’ equity

We have updated the float table for our insurance and reinsurance companies that we show you each year.

				Average Long
			Benefit	Term Canada
	Underwriting	Average	(Cost)	Treasury Bond
Year	Profit (Loss)	Float	of Float	Yield

1986	2.5	21.6	11.6%	9.6%

2005	(437.5)	7,323.9	(6.0)%	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,449.1	0.1%	3.9%
Weighted average since inception			(2.3)%	5.0%
Fairfax weighted average financing differential since inception: 2.7%

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 6.0% in 2009 at no cost to us (in fact, with a small benefit of 0.1%). Our long term goal is to increase the float at no cost. This, combined with our ability to invest the float well over the long term, is why we could achieve our long term objective of compounding book value per share by 15% per annum over the long term. The table below shows you the breakdown of our year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,088.9	125.7	5,572.7	9,840.1	1,733.2	11,573.3

In 2009, the Canadian Insurance float increased 18.0% (at a cost of 3.0%), primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float decreased 1.7% (at a cost of 1.5%), primarily due to a decrease in premiums written by Crum & Forster. The Asian Insurance float increased 82.4% (at no cost), primarily due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. The Reinsurance float increased 8.7% (at no cost), primarily as a result of the acquisition of Polish Re and the strengthening of the Canadian dollar (CRC (Bermuda)) and the euro (OdysseyRe’s EuroAsia division) relative to the U.S. dollar. Excluding Polish Re, the Reinsurance float increased 7.3% (at no cost). The Runoff float decreased 2.8%, primarily as a result of the continued progress in the reduction of Runoff claims. In the aggregate, the total float increased by 6.7% to $11.6 billion at the end of 2009. Excluding Polish Re, the total float increased by 6.1% to $11.5 billion at the end of 2009.

At the end of 2009, we have approximately $579 per share in insurance and reinsurance float. Together with our book value of $370 per share and $115 per share in net debt, you have approximately $1,064 in investments per share working for your long term benefit.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2009	2008
Underwriting
Insurance – Canada (Northbridge)	(57.1)	(37.9)
– U.S. (Crum & Forster)	(32.0)	(177.2)
– Asia (Fairfax Asia)	20.2	6.9
Reinsurance – OdysseyRe	64.3	(27.7)
– Other	11.9	(45.0)

Underwriting income (loss)	7.3	(280.9)
Interest and dividends	557.0	476.1

Operating income	564.3	195.2
Net gains on investments	668.0	1,381.8
Runoff	31.2	392.6
Other	12.4	1.4
Interest expense	(166.3)	(158.6)
Corporate overhead and other	96.0	631.9

Pre-tax income	1,205.6	2,444.3
Income taxes	(214.9)	(755.6)
Non-controlling interests	(133.9)	(214.9)

Net earnings	856.8	1,473.8

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. With an underwriting profit and significantly higher interest and dividend income, operating income in 2009 increased significantly to $564.3 million from $195.2 million in 2008. Runoff was profitable again for the third year in a row, principally due to investment gains. Corporate overhead and other was a positive again for the third year in a row because of substantial investment income and realized gains from our holding company investment portfolio. Realized gains were very significant in 2009 but only approximately one-third of the extraordinary 2008 levels. Notwithstanding significantly higher underwriting profit, pre-tax income dropped to approximately half of last year’s. This was made up by the increase in unrealized gains which flowed through shareholders’ equity.

Reserving

At the end of 2009, our reserves are in excellent shape. They are conservatively stated. Please note the accident year triangles shown in the MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

	December 31,
	2009	2008

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,242.7	1,555.0

Holding company debt	1,236.9	869.6
Subsidiary debt	903.4	910.2
Other long term obligations – holding company	173.5	187.7

Total debt	2,313.8	1,967.5

Net debt	1,071.1	412.5

Common shareholders’ equity	7,391.8	4,866.3
Preferred equity	227.2	102.5
Non-controlling interests	117.6	1,382.8

Total equity and non-controlling interests	7,736.6	6,351.6

Net debt/total equity and non-controlling interests	13.8%	6.5%
Net debt/net total capital	12.2%	6.1%
Total debt/total capital	23.0%	23.7%
Interest coverage	8.2x	16.4x

We ended 2009 in a very strong financial position. While we increased our holding company debt through the issue of Cdn$400 million of 10-year bonds, our holding company cash and marketable securities continued to exceed 50% of our total debt. Also, now that we own 100% of all three of our largest insurance and reinsurance companies, our access to the free cash flow generated by these companies significantly increases the financial strength of our group. Our debt/capital and debt/equity ratios continue to remain very strong.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years

Common stocks (with equity hedging)	17.1%	19.9%	18.3%
S&P 500	0.4%	(1.0)%	8.0%
Bonds	11.8%	12.1%	10.6%
Merrill Lynch U.S. corporate (1-10 year) index	4.5%	6.4%	6.8%

2009 was another excellent year for HWIC’s investment results. As mentioned last year, these results do not include our huge net gain from credit default swaps (we really did not know where to classify this!). These results are due to HWIC’s outstanding investment team led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami, Sam Mitchell, Paul Rivett, Frances Burke and Enza LaSelva.

For the last time, we include the table on our credit default swap positions and their disposition.

					Excess of Sale
					Proceeds Over
		Original			Original
	Notional	Acquisition	Sale		Acquisition
	Amount	Cost	Proceeds		Cost

FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
Q1 2009	2,902.6	45.5	223.0		177.5
Q2 2009	140.3	1.4	8.6		7.2
Q3 2009	–	–	–		–
Q4 2009	–	–	–		–

Cumulative sales since inception	15,638.2	318.4	2,479.6		2,161.2
Remaining credit default swap positions at December 31, 2009	5,926.2	114.8	71.6	(1)	(43.2	)(2)

Cumulative realized and unrealized from inception	21,564.4	433.2	2,551.2		2,118.0

(1)	Market value as of December 31, 2009

(2)	Unrealized loss (measured using original acquisition cost) as of December 31, 2009

In total, since inception we have sold $15.6 billion notional amount of credit default swaps, with an original acquisition cost of $318 million, for cash proceeds of $2.5 billion and a cumulative gain (against original cost) of $2.2 billion. As of December 31, 2009, the remaining $5.9 billion notional amount of credit default swaps had a market value of $72 million against an original acquisition cost of $115 million, an unrealized loss of $43 million. If the remaining credit default swaps all went to zero, our shareholders’ capital would be reduced by $72 million pre-tax. Our adventure with credit default swaps is over – but we will remember it as of one of the more significant events in our history!

While we have had great investment success in the last two years, our net gains include the absorption of some major other than temporary impairment charges, mark-to-market losses and realized losses over these two years, as follows:

2008/2009

Other than temporary impairments (“OTTI”)	1,351.8
Mark-to-market losses	704.2
Realized losses	306.0

Included in OTTI are Level 3 ($226 million), Torstar ($175 million), Canwest ($121 million), Frontier Communications ($84 million), Dell ($65 million), U.S. Gypsum ($61 million), Brick Group ($40 million) and SFK Pulp ($31 million). Included in the mark-to-market losses are Abitibi ($336 million), California state bonds ($67 million) and Mega Brands ($37 million). While Canwest is a permanent loss, the game is far from over on the other impairments and mark-to-market losses. However, our balance sheet is very sound as we have written down these investments to market value.

As we have mentioned to you previously, as long term investors we expect to make a return over the long term (at least 3 to 5 years) as opposed to the short term. Accounting rules reflect the short term fluctuations in stock prices through OTTI and mark-to-market charges. We are not fazed by unrealized losses on investments whose intrinsic value we think is higher. Our key focus is not on earnings but on growing book value over the long term at a rate of 15% per annum. As you know, we prefer a lumpy 15% to a smooth 12%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The financial crisis has also provided Fairfax with the opportunity to invest in some excellent Canadian companies, usually by the purchase of convertible debentures, or debentures or preferred shares and warrants, as shown below.

	Cost at	As of December 31, 2009
	purchase	Market value	Gain

H&R REIT	190.8	366.7	175.9
Canadian Western Bank	57.2	94.9	37.7
Mullen Group	56.0	99.3	43.3
GMP Capital	12.0	31.1	19.1

Not long ago, Tom Hofstedter from H&R called to say he had the opportunity to refinance the bond and warrant issue he did with us earlier in 2009. We obliged. Over the years, we have done many deals with Tom – all profitable. We eagerly await his next call!

In going through our old annual reports, I came across a mention of GE in our 1997 annual report. It had a market capitalization then of $241 billion, in excess of the combined valuations of the stock markets of Malaysia, Indonesia, Thailand, the Philippines and South Korea. GE then was selling at 2.5 times revenues, 27.5 times earnings and 6.9 times book value. In contrast today, GE sells at 1.1 times revenues, 8.7 times normalized earnings, 1.4 times book value and two-thirds the stock price it sold at in 1997. Today it is devoid of any expectations while in 1997 it was a stock market darling. And they say the stock market is efficient! By the way, GE made money in 2008 and 2009. Full disclosure: we own GE.

While the stock markets have rebounded significantly from March 9, 2009, we continue to have a cautious view on the U.S. economy. The massive U.S. government stimulus programs (and government programs of other countries) appear to be working in the short term, but the enormous deleveraging by business and individuals continues to counter in varying degrees the positive effects of this stimulus. Our reading of history – the 1930s in the U.S. and Japan since 1990 – shows in both periods nominal GNP remained flat for 10 to 20 years with many bouts of deflation. While good companies with excellent management will continue to do well, this may be a particularly treacherous time period. Of course, being long term value oriented investors, we expect this to be a great environment for us to ply our trade – perhaps not unlike the 1975 to 1996 period.

In 2009, we had net gains on investments of $945 million, comprised of $938 million of gains from fixed income securities, $461 million of gains from equities and equity related securities, OTTI charges of $340 million and losses of $114 million on credit default swaps.

The principal contributors to realized gains from fixed income securities were mark-to-market gains on Muni bonds, convertible securities and other fixed income securities ($571 million), Ford ($92 million, a gain of 63%) and Nortel ($85 million, a gain of 106%). The principal contributors to realized gains from equities and equity related securities were H&R REIT warrants ($173 million), Intel ($58 million, a gain of 27%), Burlington Northern Santa Fe ($57 million, a gain of 39%), Gannett ($42 million, a gain of 60%) and Alcoa ($34 million, a gain of 45%).

Our net unrealized gains (losses) by asset class at year end were as follows:

	2009	2008

Bonds	179.9	123.5
Preferred stocks	0.4	(2.7)
Common stocks	888.4	(198.5)
Investments, at equity	170.8	356.0

	1,239.5	278.3

Our common stock portfolio, which reflects our long term value oriented investment philosophy, is broken down by country as follows (at market value).

2009

United States	3,275.7
Canada	766.0
Other	1,047.2

5,088.9

We have record amounts invested in the U.S. and Canada. Also we have record amounts invested in common stocks – $5.1 billion or $255 per share. This will make our book value more volatile, but if we have chosen well, over the long term these common stock investments should be a major reason for our success.

Miscellaneous

Given our results for 2009, our significant holding company cash and marketable securities position, the availability to us of the free cash flow of our insurance companies now that our three largest companies are 100% owned, and our very strong and conservative balance sheet, we paid a dividend of $10 per share (an extra $8 per share in excess of our nominal $2 per share). It is unlikely that this rate will be maintained.

In 2009, Fairfax and its subsidiaries made $12 million in charitable donations, benefiting a variety of charities across the countries we operate in. We were particularly gratified to be able to donate $1 million to rebuild a school in Pengzhou, China with our partners in Alltrust. The school was damaged by the horrific earthquake in Sichwan Province. We strongly believe in “doing good by doing well”. In OdysseyRe’s December issue of its newsletter The Edge (on its website www.odysseyre.com), Andy Barnard gives you an excellent perspective of the range of OdysseyRe’s charitable donations worldwide. As I said last year, in a free enterprise world, customers, employees, shareholders and communities (and of course governments!) do benefit from the success of business.

Speaking of employees benefitting from the success of a business, we have had an employee share purchase plan since 1987 under which all contributions are used to purchase Fairfax shares in the market. In past annual reports, I have extolled the virtues of this plan to you. Under the plan, our employees can contribute from each paycheque up to 10% of their salary. The company automatically contributes an additional 30% of the employee contribution and at the end of each year, if Fairfax has achieved its 15% growth in book value per share objective, the company contributes an additional 20% of the employee contribution. Over the last 5, 10, 15 and 20 years, the compound annual return on this program has been 31%, 18%, 13% and 18% respectively. If an employee earning Cdn$40,000 had participated in this program since its inception, she or he would have accumulated 2,805 shares worth Cdn$1.1 million at the end of 2009. We like our employees to be owners of the company and to benefit from its long term success.

Late last year we decided to delist from the NYSE. We felt that this listing was not providing any net benefit to our long term shareholders – for whom this company is run. We have raised money, when needed, without this listing and our employees worldwide can buy our common shares through the Toronto Stock Exchange in Canadian or U.S. dollars. As our financial reporting continues to be in U.S. dollars, our stock price in U.S. dollars is the most relevant stock price to focus on – in the long term!! In 2009, in U.S. dollars, Fairfax’s stock price was up 25.4% versus only 5.1% in Canadian dollars, as the Canadian dollar was very strong in 2009.

Early in 2010, we announced our agreement to acquire Zenith National Insurance for $38 per share. The acquisition was unanimously approved by Zenith’s Board of Directors, and all of the directors and executives of Zenith have agreed to vote their shares in favour of the acquisition. The acquisition is subject to approval by Zenith’s shareholders and regulatory approval. We expect to finance the acquisition of Zenith with a combination of subsidiary dividends and holding company cash, which was increased by the $200 million proceeds from issuing additional common equity on February 26, 2010 at $355 per share. As we said earlier, because of our performance in the past two years, we have significant excess capital in each of our insurance and reinsurance companies as our consolidated net premiums written to capital is less than 0.5:1. We raised the $200 million in common equity at $355 per share from partners we liked even though we did not like the price – because we wanted to ensure stable ratings. As stated earlier, ratings are important to us and we are focused on raising our debt ratings to the A level over time. This means we will do what it

FAIRFAX FINANCIAL HOLDINGS LIMITED

takes to maintain a very strong financial position so that our rating agencies will continue to upgrade us. After the acquisition of Zenith, we will continue to have approximately $1 billion in cash and marketable securities at the holding company.

Now as far as Zenith is concerned, most of you know that I have known Stanley Zax and Zenith for the past 20 years. Stanley and Zenith have an outstanding long term underwriting track record spanning 30 years. Zenith has had an average combined ratio of 95% over 30 years with conservative reserving – a record unparalleled in the commercial lines industry. I would highly recommend that you read Stanley’s Chairman’s letter to shareholders in Zenith’s 2009 annual report. Zenith will be the highest quality company we have ever bought. We are able to pay a significant premium for Zenith because it is of the highest quality and because our investment expertise will help us provide an attractive return – over the long term, although certainly not in the short term. In the past, we purchased turnaround situations. In 2000, we learned the virtues of acquiring high quality companies from the purchase of Seneca – a small, extremely well run company led by Doug Libby, who now runs Crum & Forster. We are now focused on marrying our investment expertise with high quality insurance companies with excellent underwriting track records. I cannot think of any better example than Zenith and Stanley Zax. As with all our companies, Zenith will be run independently – as it is today – by Stanley and his management team, with investments centralized at Fairfax. We look forward to concluding the acquisition and to warmly welcoming Stanley, his management team and all the employees of Zenith to the Fairfax family.

The future is always uncertain, particularly in the short term. However, I continue to be very excited about the long term prospects of our company because of the “fair and friendly” culture we have developed over almost 25 years (that culture is embedded in our company through our Guiding Principles, again reproduced for you in Appendix A) and because we have a wonderful, still small management team – men and women with great integrity, team spirit and no egos. Working as a team, we look forward to building shareholder value for you in the decade ahead.

We will very much look forward to seeing you at our annual meeting in Toronto at 9:30 a.m. on Thursday, April 22, 2010 at Roy Thomson Hall. Our Presidents, the Fairfax officers and the Hamblin Watsa principals will all be there to answer any and all of your questions. Also, we will have available for your interest brochures and information on the products offered by our operating companies. Perhaps also a hat!

I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2009. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. We look forward to continuing to build shareholder value for you over the long term.

March 5, 2010

V. Prem Watsa
Chairman and Chief Executive Officer